Center Coast MLP Fund
1100 Louisiana Street, Suite 4550
Houston, Texas 77002
(866) 916-0540

May 3, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	Center Coast MLP Fund
Request to Withdraw Registration Statement on Form N-2
(Registration No. 333-166206) originally filed April 21, 2010

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement on Form N-2, including all amendments and exhibits thereto (the “Registration Statement”), of Center Coast MLP Fund (the “Fund”) pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed on April 21, 2010 and has never been declared effective. The sole trustee of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Please provide the Fund with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Fund is (713) 759-1401, Attn: Dan C. Tutcher.  Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to our counsel, Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3406.

Sincerely,

CENTER COAST MLP FUND

By:	/s/ Dan C. Tutcher
Dan C. Tutcher
Chief Executive Officer and Sole Trustee